THE MAXUS FUNDS



Dear Shareholder:

Against the backdrop of increasing corporate profits and declining interest rates, 1997 marked the third year in a row of superior returns in the financial markets. The broad based Russell 3000 index of domestic equities gained 31.68% while the Ryan Government Bond Index produced a total return of 9.43%.

With market conditions that favorable, The Maxus Equity Fund was able to advance 28.16% for 1997 in spite of my cautionary attitude during most of the year. The relative valuation and asset allocation approach used by Maxus Equity produced a portfolio with a relatively low correlation to market declines, while the overall value style uncovered equities with superior returns. According to Lipper Analytical Services, The Maxus Equity Fund ranked 12th in 1997 out of 196 mutual funds with similar characteristics.

The Maxus Income Fund, while receiving fewer accolades during 1997, had one of its best years ever relative to other income funds with high quality, balanced portfolios. For the year ending December 31, 1997, The Maxus Income Fund produced a total return of 11.47%. Because of the hybrid nature of the portfolio (high quality debt securities are held through conduits such as closed-end funds and preferred shares), rating services such as Morningstar have the Maxus Income Fund incorrectly categorized as an equity fund, in spite of the fact that it has had virtually no recognizable correlation to the equity markets. Moreover, as an important part of its overall performance, while the major advance in bond prices came in longer duration securities (those with more risk when interest rate rise), The Maxus Income Fund produced a very low correlation to long duration bonds during periods of rising interest rates, i.e. bond market declines.

The environment was tougher for The Maxus Laureate Fund, managed by Alan Miller, which allocates its portfolio among the global equity markets. For all of 1997 Maxus Laureate produced a total return of 5.49%, and earned a four star ranking by Morningstar for the one-year period ending December 31.

We continued to maintain our caution as we entered 1998. In spite of market enthusiasm, it appears to me that the growth in corporate profitability, at best, will lose momentum. Should profit margins come under pressure as production costs increase and pricing power continues to erode, the financial markets in 1998 will produce a much tougher environment in which to excel.

But we intend to do just that - offer our clients the best investment products and superior performance. On February 1, The Maxus family of mutual funds became larger. On that date, we introduced The Maxus Ohio Heartland Fund, managed by Denis Amato, which will focus on investments in small to mid-capitalization companies based in Ohio. Also on February 1, the Maxus Aggressive Value Fund became a reality. This Fund, which I manage, will seek out investments in very small companies (under $200 million in market capitalization) using a disciplined value style.

As Maxus Fund shareholders, I want to reiterate our commitment to providing you with the highest possible level of investor service. In doing so, I would like to encourage you to talk with your personal financial advisor or a Maxus Financial Advisor about how any one or combination of our Funds may be able to help secure your financial future.


Richard A Barone

MAXUS EQUITY FUND
                                                         SCHEDULE OF INVESTMENTS
                                                               DECEMBER 31, 1997
--------------------------------------------------------------------------------
Shares/Principal Amount                           Cost    Market Value    % of
                                                                          Assets
--------------------------------------------------------------------------------
 INFORMATION TECHNOLOGY
 25,000   Airtouch Communications*             629,625      1,039,062
 37,500   Bel Fuse*                            430,647        717,188
 10,000   Harris Corp                          430,225        458,750
 76,000   Intergraph*                          528,737        760,000
 39,072   Unisys*                              386,950        542,125
 34,000   VLSI Technology*                     494,196        803,250
 20,000   Western Digital*                     298,650        320,000
                                             ---------      ---------
                                             3,199,030      4,640,375      8.34%

 INFRASTRUCTURE
 15,000   Ameron Inc                           514,513        948,750
 17,000   Corrpro Companies*                   132,683        250,750
111,000   Foster L B*                          423,751        548,062
                                             ---------      ---------
                                             1,070,947      1,747,562      3.14%

 MACHINERY & EQUIPMENT
 35,000   Flowserve                            878,349        977,813
 50,000   Sensormatic Electronic               682,893        821,875
 30,000   Snap on Tools                        861,200      1,308,750
                                             ---------      ---------
                                             2,422,442      3,108,438      5.59%

 MEDICAL SERVICES & SUPPLIES
 20,000   Becton Dickinson                     359,650      1,000,000
 32,000   Invacare                             675,488        696,000
 43,300   Loewen Group                       1,069,954      1,114,975
 13,500   McKesson                             578,558      1,463,063
                                             ---------      ---------
                                             2,683,650      4,274,038      7.68%
 REAL ESTATE
 35,000   MGI Properties                       480,393        840,000
 25,000   Public Storage 8.25% X               652,478      1,225,000
 10,000   St Joe Paper                         579,110        905,000
                                             ---------      ---------
                                             1,711,981      2,970,000      5.34%

 ENTERTAINMENT
120,000   Trump Hotels Casino Resorts*         866,350        802,500      1.44%


 CONSUMER PRODUCTS
100,000   Jan Bell Marketing*                  221,910        250,000
 50,000   Limited                              933,000      1,275,000
135,000   Michael Anthony Jewelers*            389,203        329,063
 59,000   Pluma*                               715,255        505,187
180,000   Royal Appliance Mfg*                 552,690      1,192,500
 44,600   Universal Electronics*               225,274        446,000
                                             ---------      ---------
                                             3,037,332      3,997,750      7.19%

 ENVIRONMENT
 15,200   Dionex*                              242,016        763,800
100,000   International Tech*                  779,812        750,000
 15,000   U.S. Filter*                         428,713        449,062
 35,500   Weston Roy F*                        136,661        142,188
                                             ---------      ---------
                                             1,587,202      2,105,050      3.78%

*Non-income producing securities.

    The accompanying notes are an integral part of the financial statements.

MAXUS EQUITY FUND
                                                         SCHEDULE OF INVESTMENTS
                                                               DECEMBER 31, 1997
--------------------------------------------------------------------------------
Shares/Principal Amount                           Cost    Market Value    % of
                                                                          Assets
--------------------------------------------------------------------------------
 FINANCIAL SERVICES
 20,000   American Express                     848,750      1,785,000
 10,000   Cincinnati Financial                 567,830      1,407,500
 15,000   First Chicago NBD                    392,536      1,252,500
 20,000   Frontier Insurance Group             475,575        457,500
 30,000   Lehman Brothers Holdings             651,175      1,530,000
                                             ---------      ---------
                                             2,935,866      6,432,500     11.56%

UTILITIES
100,000   Citizens Utilities                   974,975        962,500
 30,000   Kansas City Power & Light            878,675        886,875
                                             ---------      ---------
                                             1,853,650      1,849,375      3.32%

 INDUSTRIAL PRODUCTS
130,000   Algoma Steel*                        597,929        450,937
 17,000   Armco Inc $3.625 B                   831,475        794,750
 50,000   Birmingham Steel                     820,256        787,500
 50,000   Schulman A                         1,015,820      1,256,250
 25,000   Steel Dynamics*                      409,345        400,000
 40,000   Stoneridge*                          635,275        640,000
 30,000   Timken                               524,175      1,031,250
 15,000   USX 6.75% QUIPs                      691,363        690,000
                                             ---------      ---------
                                             5,525,638      6,050,687     10.88%

METALS
100,000   Central Fund of Canada               390,250        387,500
 80,000   Inco                               1,699,175      1,360,000
                                             ---------      ---------
                                             2,089,425      1,747,500      3.14%

 PRODUCT DISTRIBUTION
 20,000   Applied Indl Technologies            433,087        535,000
250,000   Petrie Stores Liquidating Tr*        805,473        747,500
 67,000   Pioneer Std Electrs                  787,836      1,021,750
                                             ---------      ---------
                                             2,026,396      2,304,250      4.14%
 CLOSED END GLOBAL EQUITY FUNDS
 20,000   Emerging Markets Telecommunications  336,023        267,500
 75,000   Emerging Mkts Infrastructure         809,256        881,250
170,000   First Australia                    1,462,781      1,232,500
 70,000   New Germany                          882,775        945,000
                                             ---------      ---------
                                             3,490,835      3,326,250      5.98%

 U.S. GOVERNMENT SECURITIES
4,000,000 US Treasury 5.375%, 5-31-98        3,989,218      3,996,625
4,000,000 US Treasury 5.5%, 11-15-98         3,988,923      3,994,625
                                             ---------      ---------
                                             7,978,141      7,991,250     14.36%

          Star Bank Treasury                 2,458,873      2,458,873      4.42%

          Total Investments                 44,937,758     55,806,398    100.30%

          Other Assets Less Liabilities                      (169,555)   (0.30)%

          Net Assets - Equivalent to $18.23 per share on
          3,051,358 shares of capital stock outstanding    55,636,843    100.00%
                                                           ==========

*Non-income producing securities.

    The accompanying notes are an integral part of the financial statements.

MAXUS EQUITY FUND


                                               STATEMENT OF ASSETS & LIABILITIES
                                                               DECEMBER 31, 1997
Assets:
  Investment Securities at Market Value
   (Identified Cost - $44,937,758)                                  $55,806,398
  Cash                                                                    8,792
  Receivables:
    Investment Securities Sold                                          545,850
    Dividends and Interest                                              229,333
                                                                    ------------
        Total Assets                                                $56,590,373
Liabilities
  Payables:
    Investment Securities Purchased                                    $438,013
    Shareholder Distributions                                           386,040
    Accrued Expenses                                                    129,477
                                                                    ------------
        Total Liabilities                                               953,530
Net Assets                                                          $55,636,843
Net Assets Consist of:
  Capital Paid In                                                    44,792,034
  Undistributed Net Investment Income                                     1,884
  Accumulated Realized Gain (Loss) on Investments - Net                 (25,715)
  Unrealized Appreciation in Value
    of Investments Based on Identified Cost - Net                    10,868,640
                                                                    ------------
Net Assets, for 3,051,358 Shares Outstanding                        $55,636,843
Net Asset Value and Redemption Price
  Per Share ($55,636,843/3,051,358 shares)                               $18.23
Offering Price Per Share                                                 $18.23

                                                         STATEMENT OF OPERATIONS
                                                               DECEMBER 31, 1997

Investment Income:
    Dividends                                                          $779,554
    Interest                                                            496,584
                                                                    ------------
        Total Investment Income                                      $1,276,138
Expenses
    Registration Expense                                                 17,862
    Trustee Fees (Note 3)                                                 1,500
    Accounting and Pricing                                               42,563
    Custody                                                              22,226
    Distribution Plan Expenses                                          238,210
    Audit                                                                16,160
    Legal                                                                 6,506
    Management Fees (Note 2)                                            477,143
    Insurance                                                             8,539
    Printing & Other Miscellaneous                                       61,876
                                                                    ------------
        Total Expenses                                                  892,585

Net Investment Income                                                   383,553
Realized and Unrealized Gain (Loss) on Investments:
   Realized Gain (Loss) on Investments                                5,454,407
   Distribution of Realized Capital Gains from
     other Investment Companies                                         336,115
   Unrealized Gain (Loss) from Appreciation
    (Depreciation) on Investments                                     5,027,441
                                                                    ------------
Net Realized and Unrealized Gain (Loss) on Investments              $10,817,963

Net Increase (Decrease) in Net Assets from Operations               $11,201,516
                                                                    ============

    The accompanying notes are an integral part of the financial statements.

MAXUS EQUITY FUND

                                              STATEMENT OF CHANGES IN NET ASSETS
                                                         01/01/97       01/01/96
                                                            to             to
                                                         12/31/97       12/31/96
From Operations:
   Net Investment Income                                  383,553       620,573
   Net Realized Gain (Loss) on Investments              5,790,522     2,437,747
   Net Unrealized Appreciation (Depreciation)           5,027,441     3,419,289
                                                       ----------    -----------
   Increase (Decrease) in Net Assets from Operations   11,201,516     6,477,609
From Distributions to Shareholders
   Net Investment Income                                 (381,850)     (620,392)
   Net Realized Gain (Loss) from Security Transactions (5,787,553)   (2,436,220)
                                                       -----------   -----------
   Net  Increase (Decrease) from Distributions         (6,169,403)   (3,056,612)
From Capital Share Transactions:
   Proceeds From Sale of  844,703 Shares               15,843,329    12,447,924
   Net Asset Value of 315,032 Shares Issued
     on Reinvestment of Dividends                       5,729,950     2,637,296
   Cost of 531,196 Shares Redeemed                     (9,733,252)  (11,328,765)
                                                       -----------  ------------
                                                       11,840,027     3,756,455
Net Increase  in Net Assets                            16,872,140     7,177,452
Net Assets at Beginning of Period
  (including undistributed net investment
   income of $181 and $0, respectively)                38,764,703    31,587,251
Net Assets at End of Period (including
   undistributed net investment income
   of $1,884 and $181, respectively)                   55,636,843    38,764,703


                                                            FINANCIAL HIGHLIGHTS

Selected data for a share of common stock outstanding throughout the period:

----------------------------------------------------------------------------------------------------
                                            01/01/97    01/01/96    01/01/95    01/01/94    01/01/93
                                               to          to          to          to          to
                                            12/31/97    12/31/96    12/31/95    12/31/94    12/31/93
----------------------------------------------------------------------------------------------------
Net Asset Value -
     Beginning of Period                     16.00       14.57       12.95       13.60       12.29
Net Investment Income                         0.15        0.27        0.30        0.25        0.13
Net Gains or Losses on Securities
     (realized and unrealized)                4.33        2.50        2.60       (0.17)       3.13
                                             -----       -----       -----       ------      -----
Total from Investment Operations              4.48        2.77        2.90        0.08        3.26
Dividends
     (from net investment income)            (0.15)      (0.27)      (0.27)      (0.22)      (0.12)
Distributions (from capital gains)           (2.10)      (1.07)      (1.01)      (0.51)      (1.83)
Return of Capital                             0.00        0.00        0.00        0.00        0.00
                                             ------      ------      ------      ------      ------
     Total Distributions                     (2.25)      (1.34)      (1.28)      (0.73)      (1.95)
Net Asset Value -
     End of Period                           18.23       16.00       14.57       12.95       13.60
Total Return                                 28.16%      19.13%      22.43%       0.59%      24.51%
Ratios/Supplemental Data
Net Assets -
     End of Period (Thousands)              55,637      38,765      31,576      17,018      11,343
Ratio of Expenses to Average Net Assets       1.87        1.90        1.96        2.00        2.61
Ratio of Net Income to Average Net Assets     1.80        1.71        2.01        1.82        0.91
Portfolio Turnover Rate                         89%        111%        173%        184%        175%
Average commission per share              $0.05544    $0.05209

    The accompanying notes are an integral part of the financial statements.

MAXUS EQUITY FUND
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1997

  1.)SIGNIFICANT ACCOUNTING POLICIES
     The Fund is a diversified, open-end management investment company, organized as a Trust under the laws of the State of Ohio by a Declaration of Trust dated July 12, 1989. The Fund has an investment objective of obtaining a total return, a combination of capital appreciation and income. Under normal circumstances, at least 65% of the value of the Fund's total assets will consist of equity securities. Significant accounting policies of the Fund are presented below:

     SECURITY VALUATION:
     The Fund intends to invest in a wide variety of equity and debt securities. The investments in securities are carried at market value. The market quotation used for common stocks, including those listed on the NASDAQ National Market System, is the last sale price on the date on which the valuation is made or, in the absence of sales, at the closing bid price. Over-the-counter securities will be valued on the basis of the bid price at the close of each business day. Short-term investments are valued at amortized cost, which approximates market. Securities for which market quotations are not readily available will be valued at fair value as determined in good faith pursuant to procedures established by the Board of Directors.

     SECURITY TRANSACTION TIMING
     Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded as earned. The Fund uses the identified cost basis in computing gain or loss on sale of investment securities. Discounts and premiums on securities purchased are amortized over the life of the respective securities.

     INCOME TAXES:
     It is the Fund's policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Fund's policy to distribute annually, after the end of the calendar year, any remaining net investment income and net realized capital gains.

     ESTIMATES:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  2.)INVESTMENT ADVISORY AGREEMENT
     The Fund has entered into an investment advisory and administration agreement with Maxus Asset Management Inc. a wholly owned subsidiary of Resource Management Inc. The Investment Advisor receives from the Fund as compensation for its services to the Fund an annual fee of 1% on the first $150,000,000 of the Fund's net assets, and 0.75% of the Fund's net assets in excess of $150,000,000.


  3.)RELATED PARTY TRANSACTIONS
     Resource Management, Inc. has three wholly owned subsidiaries which provide services to the Fund. These subsidiaries are Maxus Asset Management Inc, Maxus Securities Corp, and Maxus Information Systems Inc. Maxus Asset Management was paid $477,143 in investment advisory fees during the twelve months ended December 31, 1997. Maxus Securities, who served as the national distributor of the Fund's shares, was reimbursed $238,210 for distribution expenses. Maxus Information Systems received fees totaling $42,563 for services rendered to the Fund for the twelve months ended December 31, 1997. Maxus Securities is a registered broker-dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. For this service Maxus Securities received commissions of $250,842 for the twelve months ending December 31, 1997.

     At December  31, 1997,  Maxus  Securities  Corp owned 20,000  shares in the
     Fund.

     Certain officers and/or trustees of the Fund are officers and/or directors of the Investment Advisor and Administrator. Each director who is not an "affiliated person" receives an attendance fee of $100 per meeting.

  4.)CAPITAL STOCK AND DISTRIBUTION
     At December 31, 1997 an indefinite number of shares of capital stock ($.10 par value) were authorized, and paid-in capital amounted to $44,792,034. Transactions in common stock were as follows:

Shares sold                                                             844,773
Shares issued to shareholders in reinvestment of dividends              315,032
                                                                      ----------
                                                                      1,159,805
Shares redeemed                                                        (531,196)
                                                                      ----------
Net Increase                                                            628,609
Shares Outstanding:
     Beginning of Period                                              2,422,794
                                                                      ----------
     End of Period                                                    3,051,358
                                                                      ==========

     Distributions to shareholders are recorded on the ex-dividend date. Payments in excess of net investment income or of accumulated net realized gains reported in the financial statements are due primarily to book/tax differences. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.

  5.)PURCHASES AND SALES OF SECURITIES
     During the twelve months ended December 31, 1997, purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $42,613,182 and $43,971,317 respectively. Purchases and sales of U.S. Government obligations aggregated $7,983,593 and $3,000,234 respectively.

  6.)FINANCIAL INSTRUMENTS DISCLOSURE
     There are no reportable financial instruments which have any off-balance sheet risk as of December 31, 1997.

  7.)SECURITY TRANSACTIONS
     For Federal income tax purposes, the cost of investments owned at December 31, 1997 was the same as identified cost. At December 31, 1997, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

         Appreciation      (Depreciation)        Net Appreciation (Depreciation)
          12,268,302         (1,399,662)                     10,868,640

                          INDEPENDENT AUDITOR'S REPORT


To The Shareholders and
Board of Directors:
Maxus Equity Fund

We have audited the accompanying statement of assets and liabilities of Maxus Equity Fund, including the schedule of portfolioinvestments, as of December 31, 1997, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 1997, by correspondence with the custodian and brokers. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Maxus Equity Fund as of December 31, 1997, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.



McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 21, 1998

                                 THE MAXUS FUNDS
             1301 East Ninth Street, Suite 3600, Cleveland, OH 44114
                                 (216) 687-1000

                               INVESTMENT ADVISOR
                           Maxus Asset Management Inc
                             1301 East Ninth Street
                              Cleveland, Ohio 44114

                                BOARD OF TRUSTEES
                                 Denis J. Amato
                                Richard A. Barone
                                Burton D. Morgan
                                Michael A. Rossi
                                  Jerry Murphy

                                    OFFICERS
                           Richard A. Barone, Chairman
                        Robert J. Conrad, Vice-President
                           Robert W. Curtin, Secretary

                                    CUSTODIAN
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 TRANSFER AGENT
                          Maxus Information Systems Inc
                             1301 East Ninth Street
                              Cleveland, Ohio 44114

                                   DISTRIBUTOR
                              Maxus Securities Corp
                             1301 East Ninth Street
                              Cleveland, Ohio 44114

                                  LEGAL COUNSEL
                     Benesch, Friedlander, Coplan & Aronoff
                            2300 BP America Building
                                200 Public Square
                           Cleveland, Ohio 44114-2378

                                     AUDITOR
                         McCurdy & Associates CPA's Inc
                               27955 Clemens Road
                              Westlake, Ohio 44145